UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ATHENE HOLDING LTD.
(Name of Issuer)

Class A Common Shares, par value $0.001
(Title of Class of Securities)

G0684D107
(CINS)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0684D107	SCHEDULE 13D	Page 2 of 66

1	NAME OF REPORTING PERSON APH I Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,882,191 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,882,191 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,191 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 3 of 66

1	NAME OF REPORTING PERSON APH II Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 126,144 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 126,144 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,144 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 4 of 66

1	NAME OF REPORTING PERSON APH III Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 440,296 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 440,296 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,296 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 5 of 66

1	NAME OF REPORTING PERSON APH IV Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 498,872 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 498,872 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,872 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 6 of 66

1	NAME OF REPORTING PERSON APH V Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 70,584 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 70,584 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,584 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 7 of 66

1	NAME OF REPORTING PERSON APH VI Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 375,365 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 375,365 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,365 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 8 of 66

1	NAME OF REPORTING PERSON APH VII Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 182,050 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 182,050 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,050 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 9 of 66

1	NAME OF REPORTING PERSON APH VIII Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,262,505 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,262,505 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,505 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 10 of 66

1	NAME OF REPORTING PERSON APH IX Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 202,951 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 202,951 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,951 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 11 of 66

1	NAME OF REPORTING PERSON APH X Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,457 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,457 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,457 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 12 of 66

1	NAME OF REPORTING PERSON APH XI Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,309,203 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,309,203 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,203 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 13 of 66

1	NAME OF REPORTING PERSON APH XII Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 283,829 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 283,829 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,829 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 14 of 66

1	NAME OF REPORTING PERSON AMH Holdings - Wednesday Sub (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,288,737 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,288,737 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,288,737 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 15 of 66

1	NAME OF REPORTING PERSON Apollo Insurance Solutions Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 Class A Common Share
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 Class A Common Share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 16 of 66

1	NAME OF REPORTING PERSON AISG GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 Class A Common Share
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 Class A Common Share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 17 of 66

1	NAME OF REPORTING PERSON Apollo Life Asset, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 Class A Common Share
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 Class A Common Share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 18 of 66

1	NAME OF REPORTING PERSON Apollo Life Asset GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 Class A Common Share
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 Class A Common Share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 19 of 66

1	NAME OF REPORTING PERSON Apollo Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 Class A Common Share
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 Class A Common Share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 20 of 66

1	NAME OF REPORTING PERSON Apollo Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 Class A Common Share
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 Class A Common Share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 21 of 66

1	NAME OF REPORTING PERSON Apollo Palmetto Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,096 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,096 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,096 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 22 of 66

1	NAME OF REPORTING PERSON Apollo Palmetto Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,096 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,096 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,096 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 23 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,882,191 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,882,191 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,191 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 24 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings I GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,882,191 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,882,191 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,191 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 25 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 126,144 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 126,144 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,144 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 26 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings II GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 126,144 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 126,144 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,144 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 27 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 440,296 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 440,296 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,296 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 28 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 440,296 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 440,296 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,296 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 29 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 578,968 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 578,968 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,968 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 30 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings IV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 578,968 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 578,968 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,968 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 31 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 290,584 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 290,584 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,584 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 32 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings V GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 290,584 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 290,584 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,584 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 33 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 375,365 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 375,365 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,365 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 34 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings VI GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 375,365 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 375,365 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,365 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 35 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 182,050 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 182,050 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,050 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 36 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings VII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 182,050 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 182,050 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,050 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 37 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 26,012,233 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 26,012,233 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,012,233 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 38 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings VIII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 26,012,233 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 26,012,233 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,012,233 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 39 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 202,951 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 202,951 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,951 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 40 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings IX GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 202,951 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 202,951 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,951 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 41 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,457 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,457 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,457 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 42 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings X GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,457 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,457 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,457 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 43 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings XI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,309,203 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,309,203 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,203 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 44 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 283,829 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 283,829 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,829 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 45 of 66

1	NAME OF REPORTING PERSON Apollo Principal Holdings XII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 283,829 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 283,829 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,829 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 46 of 66

1	NAME OF REPORTING PERSON AMH Holdings (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,288,737 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,288,737 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,288,737 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 47 of 66

1	NAME OF REPORTING PERSON AMH Holdings GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,288,737 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,288,737 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,288,737 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 48 of 66

1	NAME OF REPORTING PERSON AAA Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,569,625 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,569,625 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,625 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 49 of 66

1	NAME OF REPORTING PERSON AAA Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,569,625 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,569,625 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,625 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G0684D107	SCHEDULE 13D	Page 50 of 66

1	NAME OF REPORTING PERSON Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,599,971 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,599,971 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,599,971 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G0684D107	SCHEDULE 13D	Page 51 of 66

1	NAME OF REPORTING PERSON Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,599,971 Class A Common Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,599,971 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,599,971 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0684D107	SCHEDULE 13D	Page 52 of 66

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on March 9, 2020 by the Reporting Persons (as defined in the original Schedule 13D). This Amendment No. 1 is being filed by: (i) APH I Holdings - Wednesday Sub (Cayman), LLC (“APH I Holdings”); (ii) APH II Holdings - Wednesday Sub (Cayman), LLC (“APH II Holdings”); (iii) APH III Holdings - Wednesday Sub (Cayman), LLC (“APH III Holdings”); (iv) APH IV Holdings - Wednesday Sub (Cayman), LLC (“APH IV Holdings”); (v) APH V Holdings - Wednesday Sub (Cayman), LLC (“APH V Holdings”); (vi) APH VI Holdings - Wednesday Sub (Cayman), LLC (“APH VI Holdings”); (vii) APH VII Holdings - Wednesday Sub (Cayman), LLC (“APH VII Holdings”); (viii) APH VIII Holdings - Wednesday Sub (Cayman), LLC (“APH VIII Holdings”); (ix) APH IX Holdings - Wednesday Sub (Cayman), LLC (“APH IX Holdings”); (x) APH X Holdings - Wednesday Sub (Cayman), LLC (“APH X Holdings”); (xi) APH XI Holdings - Wednesday Sub (Cayman), LLC (“APH XI Holdings”); (xii) APH XII Holdings - Wednesday Sub (Cayman), LLC (“APH XII Holdings”); (xiii) AMH Holdings - Wednesday Sub (Cayman), LLC (“AMH Holdings”); (xiv) Apollo Insurance Solutions Group LP (“Solutions”); (xv) AISG GP Ltd. (“AISG GP”); (xvi) Apollo Life Asset, L.P. (“Apollo Life”); (xvii) Apollo Life Asset GP, LLC (“Apollo Life GP”); (xviii) Apollo Capital Management, L.P. (“Capital Management”); (xix) Apollo Capital Management GP, LLC (“Capital Management GP”); (xx) Apollo Palmetto Advisors, L.P. (“Palmetto Advisors”); (xxi) Apollo Palmetto Management, LLC (“Palmetto Management”); (xxii) Apollo Principal Holdings I, L.P. (“Principal Holdings I”); (xxiii) Apollo Principal Holdings I GP, Ltd. (“Principal Holdings I GP”); (xxiv) Apollo Principal Holdings II, L.P. (“Principal Holdings II”); (xxv) Apollo Principal Holdings II GP, Ltd. (“Principal Holdings II GP”); (xxvi) Apollo Principal Holdings III, L.P. (“Principal Holdings III”); (xxvii) Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”); (xxviii) Apollo Principal Holdings IV, L.P. (“Principal Holdings IV”); (xxix) Apollo Principal Holdings IV GP, Ltd. (“Principal Holdings IV GP”); (xxx) Apollo Principal Holdings V, L.P. (“Principal Holdings V”); (xxxi) Apollo Principal Holdings V GP, Ltd. (“Principal Holdings V GP”); (xxxii) Apollo Principal Holdings VI, L.P. (“Principal Holdings VI”); (xxxiii) Apollo Principal Holdings VI GP, Ltd. (“Principal Holdings VI GP”); (xxxiv) Apollo Principal Holdings VII, L.P. (“Principal Holdings VII”); (xxxv) Apollo Principal Holdings VII GP, Ltd. (“Principal Holdings VII GP”); (xxxvi) Apollo Principal Holdings VIII, L.P. (“Principal Holdings VIII”); (xxxvii) Apollo Principal Holdings VIII GP, Ltd. (“Principal Holdings VIII GP”); (xxxviii) Apollo Principal Holdings IX, L.P. (“Principal Holdings IX”); (xxxix) Apollo Principal Holdings IX GP, Ltd. (“Principal Holdings IX GP”); (xl) Apollo Principal Holdings X, L.P. (“Principal Holdings X”); (xli) Apollo Principal Holdings X GP, Ltd. (“Principal Holdings X GP”); (xlii) Apollo Principal Holdings XI, LLC (“Principal Holdings XI”); (xliii) Apollo Principal Holdings XII, L.P. (“Principal Holdings XII”); (xliv) Apollo Principal Holdings XII GP, Ltd. (“Principal Holdings XII GP”); (xlv) AMH Holdings (Cayman), L.P. (“AMH Holdings Cayman”); (xlvi) AMH Holdings GP, Ltd. (“AMH Holdings GP”); (xlvii) AAA Holdings, L.P. (“AAA Holdings”); (xlviii) AAA Holdings GP Limited (“AAA Holdings GP”); (xlix) Apollo Management Holdings, L.P. (“Management Holdings”); and (l) Apollo Management Holdings GP, LLC (“Management Holdings GP”).

The foregoing are collectively referred to herein as the “Reporting Persons.” The Reporting Persons are investment funds and management entities affiliated Apollo Global Management, Inc. (“AGM”).

Except as set forth below, all previous Items and disclosures set forth in Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds

Item 3 of this Schedule 13D is hereby amended by adding the following:

The information in Item 4 is incorporated by reference in its entirety into this Item 3.

CUSIP No. G0684D107	SCHEDULE 13D	Page 53 of 66

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended by adding the following:

Agreement and Plan of Merger

On March 8, 2021, Apollo Global Management, Inc., a Delaware corporation (“AGM”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Athene Holding Ltd., a Bermuda exempted company (“AHL”), Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of AGM (“HoldCo”), Blue Merger Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of HoldCo (“AHL Merger Sub”), and Green Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo (“AGM Merger Sub” and, together with AHL Merger Sub, the “Merger Subs”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, AGM and AHL will effect an all-stock merger transaction to combine their respective businesses through: (a) the merger of AHL Merger Sub with and into AHL (the “AHL Merger”), with AHL as the surviving entity in the AHL Merger and a direct wholly owned subsidiary of HoldCo (the “AHL Surviving Entity”), and (b) the merger of AGM Merger Sub with and into AGM (the “AGM Merger” and, together with the AHL Merger, the “Mergers”) with AGM as the surviving entity in the AGM Merger and a direct wholly owned subsidiary of HoldCo (the “AGM Surviving Entity”). The Mergers are intended to become effective concurrently and, upon the consummation of the Mergers, AGM and AHL will be direct wholly owned subsidiaries of HoldCo, which will be renamed “Apollo Global Management, Inc.” following the closing of the transactions contemplated by the Merger Agreement.

Upon the terms and subject to the conditions of the Merger Agreement, which has been approved by the boards of directors of both companies, as well as the conflicts committee of AGM’s board and a special committee of certain disinterested members of the board of directors of AHL, at the effective time of the AHL Merger, each issued and outstanding share of AHL Class A common stock, par value $0.001 per share (“AHL Shares” or “Class A Shares”) (other than AHL Shares held by AHL as treasury shares (including HoldCo, the Merger Subs and the respective controlled funds of AGM or any direct or indirect wholly owned subsidiary of AGM)), will be converted automatically into the right to receive 1.149 (the “Exchange Ratio”) duly authorized, validly issued, fully paid and nonassessable shares of Class A common stock, par value $0.00001 per share, of HoldCo (such shares, “HoldCo Shares”) and any cash paid in lieu of fractional HoldCo Shares. No fractional HoldCo Shares will be issued in connection with the AHL Merger, and AHL’s shareholders will receive cash in lieu of any fractional HoldCo Shares.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the AGM Merger, each issued and outstanding share of AGM Class A common stock, par value $0.00001 per share (“AGM Shares”) (other than AGM Shares (a) held by AGM as treasury shares or (b) by AGM Merger Sub or any direct or indirect wholly owned subsidiary of AGM) will be converted automatically into one (1) HoldCo Share. Upon closing of the transactions contemplated by the Merger Agreement, current AGM stockholders will own approximately 76% of HoldCo on a fully diluted basis, and AHL shareholders will own approximately 24%.

At the effective time of the AGM Merger, each of the issued and outstanding series of preferred shares of AGM will remain issued and outstanding as preferred shares of the AGM Surviving Entity, and at the effective time of the AHL Merger, each of the issued and outstanding preferred shares of AHL will remain issued and outstanding as preferred shares of the AHL Surviving Entity, in each case as described further in the Merger Agreement.

CUSIP No. G0684D107	SCHEDULE 13D	Page 54 of 66

At the effective time of the AHL Merger, each of the issued and outstanding warrants of AHL that is outstanding immediately prior to the effective time of the AHL Merger will, automatically and without any action on the part of the holder of an AHL warrant, remain outstanding in accordance with its terms, or, alternatively, be exchanged for such consideration from HoldCo in connection with the transactions contemplated by the Merger Agreement as may be agreed in writing by AGM and AHL prior to the effective time of the AHL Merger.

At the effective time of the AHL Merger, each outstanding option to purchase AHL Shares, award of restricted AHL Shares and award of AHL restricted share units will be converted into a similar award (with the same terms and conditions) with respect to HoldCo Shares based on the Exchange Ratio, in each case, as described further in the Merger Agreement; except that outstanding awards of restricted AHL Shares and AHL restricted share units, in each case, that are subject to performance-based vesting conditions, will convert into time-based awards with respect to HoldCo Shares based on the applicable target-level of performance and will vest at the end of the applicable performance period.

At the effective time of the AGM Merger, each outstanding option to purchase AGM Shares, award of restricted AGM Shares and award of AGM restricted share units will be converted into a similar award (with the same terms and conditions, including any performance conditions) with respect to HoldCo Shares, in each case, as described further in the Merger Agreement.

Facility Option

The Merger Agreement permits AGM to exercise its option to increase its common share holding in AHL pursuant to the Shareholders Agreement, dated as of February 28, 2020, by and among AHL and the parties thereto, as may be amended.

Board of Directors of HoldCo

The Merger Agreement provides that the board of directors of HoldCo immediately following the effective time of the AHL Merger will consist of (i) four (4) directors selected by the disinterested members of the board of directors of AHL and reasonably acceptable to AGM, of which three (3) must qualify as an “independent director” under the listing standards of the New York Stock Exchange and the applicable rules of the SEC, (ii) the directors of AGM in office immediately prior to the effective time of the AHL Merger, and (c) no more than eighteen (18) directors in the aggregate.

Conditions and Regulatory Efforts

Consummation of the Mergers is subject to certain conditions, including approval of the AHL Merger by AHL shareholders and approval of the AGM Merger by AGM stockholders.  Further conditions include the receipt of required regulatory approvals, the absence of any injunction or order restraining the Mergers, the declaration of effectiveness of the registration statement on Form S-4 pursuant to which HoldCo Shares issued in the AGM Merger and the AHL Merger will be registered under the Securities Act, and the completion in all respects of the contemplated restructuring of AGM in respect of potential governance changes and related transactions concurrently with the consummation of the Mergers.  AGM and AHL make customary covenants to use their respective reasonable best efforts (subject to certain qualifications) to take all actions necessary to cause the conditions to closing to be satisfied as promptly as reasonably practicable, including using their respective reasonable best efforts to obtain all necessary governmental and regulatory approvals.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties from both AGM and AHL, and also contains customary covenants, including covenants, subject to certain exceptions, to conduct their respective operations in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Mergers and not to engage in certain types of transactions during this period.

CUSIP No. G0684D107	SCHEDULE 13D	Page 55 of 66

No Solicitation; Change of Recommendation

The Merger Agreement contains a “no shop” provision that restricts AHL’s ability to solicit third-party acquisition proposals or provide information to or engage in discussions or negotiations with third parties that have made or might make an acquisition proposal for AHL.  The no shop provision is subject to a provision that allows AHL, under certain circumstances and in compliance with certain obligations, to provide information and participate in discussions and negotiations with respect to an unsolicited written third-party acquisition proposal where the board of directors of AHL determines that such proposal is reasonably expected to result in a Superior Proposal (as defined in the Merger Agreement) and that failure to do so would be inconsistent with the directors’ fiduciary duties under Bermuda law.

Under certain limited circumstances and in compliance with certain obligations, AHL may change its recommendation with respect to the AHL Merger and the Merger Agreement where the board of directors of AHL determines that failure to do so would be inconsistent with the directors’ fiduciary duties under Bermuda law.

Under certain limited circumstances and in compliance with certain obligations, AGM may change its recommendation with respect to the AGM Merger and the Merger Agreement where the board of directors of AGM determines that failure to do so would be inconsistent with the directors’ fiduciary duties under Delaware law.

Termination

The Merger Agreement contains certain termination rights and provides that, upon termination of the Merger Agreement in the event (i) the board of directors of AGM withdraws, suspends, withholds or, in any manner adverse to AHL, amends its recommendation of approval of the AGM Merger and the Merger Agreement by AGM stockholders and (ii) AGM stockholder approval of the AGM Merger and the Merger Agreement is not obtained at the AGM stockholder meeting at which the AGM Merger and the Merger Agreement is submitted for approval, then AGM will be obligated to pay AHL a cash termination fee of $81,900,000.

Voting Matters

The Merger Agreement provides that AGM will vote (or cause to be voted) any AHL Shares beneficially owned by it or any of its subsidiaries in favor of the approval of the Merger Agreement, the Statutory Merger Agreement (as defined in the Merger Agreement) and the AHL Merger at any meeting of AHL shareholders at which the Merger Agreement, the Statutory Merger Agreement and the AHL Merger will be submitted for approval.

The Merger Agreement provides that AHL will vote (or cause to be voted) any AGM Shares it or any of its subsidiaries owns or has the power to vote or cause to be voted in favor of the AGM Merger at any meeting of AGM stockholders at which the AGM Merger will be submitted for approval. However, AHL’s obligation (i) will be subject to and only given effect to the extent such obligations would be consistent with the fiduciary duties of the board of directors of AHL under Bermuda law and (ii) will terminate in full in the event the board of directors of AHL withdraws, suspends, withholds or, in any manner adverse to AGM, amends its recommendation of approval of the Merger Agreement, the Statutory Merger Agreement and the AHL Merger by AHL shareholders.

A copy of the Merger Agreement is attached hereto as Exhibit G and is incorporated herein by reference.

CUSIP No. G0684D107	SCHEDULE 13D	Page 56 of 66

The foregoing descriptions of the Merger Agreement does not purport to be complete and are qualified in their entirety by reference to the Merger Agreement filed herewith.

If the Mergers are effected, it would result in certain of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Class A Shares from the New York Stock Exchange, the Class A Shares becoming eligible for termination from registration pursuant to Section 12(b) of the Act and as otherwise described herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated by reference. The aggregate beneficial ownership of the Class A Shares by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	56,414,276
Sole Dispositive Power	0
Shared Dispositive Power	56,608,978

The number of shares reported as beneficially owned by Management Holdings and Management Holdings GP include 30,344 Class A Shares that have been granted to employees and are held by Management Holdings as custodian, and which Management Holdings has the authority to vote. The number of shares reported as beneficially owned by Management Holdings and Management Holdings GP do not include the number of Class A Shares Management Holdings may acquire upon the exercise of the Facility Right (discussed in greater detail below in Item 6 of the original Schedule 13D) to purchase up to that number of Class A Shares that would increase by 5 percentage points the percentage of the issued and outstanding Class A Shares beneficially owned by the Apollo Holders, calculated on a fully diluted basis.

(c) None of the Reporting Persons has effected any transactions of the Class A Shares during the 60 days preceding the date of this Amendment No. 1 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended by adding the following:

The information in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit G	Agreement and Plan of Merger, dated as of March 8, 2021, by and among Apollo Global Management, Inc., Athene Holding Ltd, Tango Holdings, Inc., Blue Merger Sub, Ltd., and Green Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K of Apollo Global Management, Inc. filed on March 8, 2021).

CUSIP No. G0684D107	SCHEDULE 13D	Page 57 of 66

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2021

APH I HOLDINGS – WEDNESDAY SUB (CAYMAN), LLC
By:	Apollo Principal Holdings I, L.P.,
its sole member

	By:	Apollo Principal Holdings I GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

By:	Apollo Principal Holdings I GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH II HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings II, L.P.,
its sole member

	By:	Apollo Principal Holdings II GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

CUSIP No. G0684D107	SCHEDULE 13D	Page 58 of 66

APOLLO PRINCIPAL HOLDINGS II, L.P.

By:	Apollo Principal Holdings II GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS II GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH III HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings III, L.P.,
its sole member

	By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

CUSIP No. G0684D107	SCHEDULE 13D	Page 59 of 66

APH IV HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings IV, L.P.,
its sole member

	By:	Apollo Principal Holdings IV GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS IV, L.P.

By:	Apollo Principal Holdings IV GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS IV GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH V HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings V, L.P.,
its sole member

	By:	Apollo Principal Holdings V GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS V, L.P.

By:	Apollo Principal Holdings V GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

CUSIP No. G0684D107	SCHEDULE 13D	Page 60 of 66

APOLLO PRINCIPAL HOLDINGS V GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH VI HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings VI, L.P.,
its sole member

	By:	Apollo Principal Holdings VI GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VI, L.P.

By:	Apollo Principal Holdings VI GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VI GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH VII HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings VII, L.P.,
its sole member

	By:	Apollo Principal Holdings VII GP, Ltd.,
its general partner

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

CUSIP No. G0684D107	SCHEDULE 13D	Page 61 of 66

APOLLO PRINCIPAL HOLDINGS VII, L.P.

By:	Apollo Principal Holdings VII GP, Ltd.,
its general partner

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VII GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH VIII HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings VIII, L.P.,
its sole member

	By:		Apollo Principal Holdings VIII GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VIII, L.P.

By:	Apollo Principal Holdings VIII GP, Ltd.,
its general partner

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VIII GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

CUSIP No. G0684D107	SCHEDULE 13D	Page 62 of 66

APH IX HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings IX, L.P.,
its sole member

	By:	Apollo Principal Holdings IX GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS IX, L.P.

By:	Apollo Principal Holdings IX GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS IX GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH X HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings X, L.P.,
its sole member

	By:	Apollo Principal Holdings X GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS X, L.P.

By:	Apollo Principal Holdings X GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

CUSIP No. G0684D107	SCHEDULE 13D	Page 63 of 66

APOLLO PRINCIPAL HOLDINGS X GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH XI HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings XI, LLC,
its sole member

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS XI, LLC

By:	/s/ William B. Kuesel
William B. Kuesel
Manager

APH XII HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings XII, L.P.,
its sole member

	By:		Apollo Principal Holdings XII GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS XII, L.P.

By:	Apollo Principal Holdings XII GP, Ltd.,
its general partner

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS XII GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

CUSIP No. G0684D107	SCHEDULE 13D	Page 64 of 66

AMH HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	AMH Holdings (Cayman), L.P.,
its sole member

	By:	AMH Holdings GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

AMH HOLDINGS (CAYMAN), L.P.

By:	AMH Holdings GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

AMH HOLDINGS GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO INSURANCE SOLUTIONS GROUP LP

By:	AISG GP Ltd.,
its general partner

	By:	/s/ Angelo Lombardo
Angelo Lombardo
General Counsel

AISG GP LTD.

By:	/s/ Angelo Lombardo
Angelo Lombardo
General Counsel

APOLLO LIFE ASSET, L.P.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

CUSIP No. G0684D107	SCHEDULE 13D	Page 65 of 66

APOLLO LIFE ASSET GP, LLC

By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:		Apollo Capital Management GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PALMETTO ADVISORS, L.P.

By:		Apollo Palmetto Management, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PALMETTO MANAGEMENT, LLC

By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

CUSIP No. G0684D107	SCHEDULE 13D	Page 66 of 66

AAA HOLDINGS GP LIMITED

By:		/s/ John Suydam
John Suydam
Director

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:		/s/ William B. Kuesel
William B. Kuesel
Vice President